Allianz Life Insurance Company of North America
John P. Hite
Senior Counsel, Associate General Counsel
Corporate Legal
5701 Golden Hills Drive
Minneapolis, MN  55416-1297
Telephone:  763-765-7494
john.hite@allianzlife.com
www.allianzlife.com

VIA EDGAR

May 6, 2025
Ms. Lisa Larkin
Securities and Exchange Commission
Division of Investment Management, Disclosure Review Office
100 F Street, NE
Washington, DC 20549-8626
Re:	Allianz Life Insurance Company of North America, Allianz Life Variable Account B
Post-Effective Amendment No. 26 submitted May 2, 2025, File No. 333-182987 (Allianz Vision)
(Accession No. 0000072499-25-000049)
Ms. Larkin:
On April 24, 2025, Allianz Life Variable Account B submitted a 485(b) filing via EDGAR to update the prospectus and include required financial statements. A duplicate version of this Post-Effective Amendment No. 26 was inadvertently submitted in error on May 2nd while submitting 497(j) filings. The accession number of the duplicate submission is No. 0000072499-25-000049. We are therefore requesting withdrawal of the above mentioned duplicate filing under form type AW pursuant to Rule 477. The remaining 485(b) submission, submitted on April 24th, became effective on May 1st and any securities sold have been made pursuant to such filing.

Manually executed signature pages and consents have been executed prior to the time of this electronic filing and will be retained by the Company for five years. Please contact me with any questions or comments you may have concerning the enclosed. I can be reached at the address or email listed above.

Sincerely,
Allianz Life Insurance Company of North America
By:  __/s/ John P. Hite________________
                John P. Hite